Exhibit 99.1

FOR IMMEDIATE RELEASE

Contact: Manuel Villas-Boas Espírito Santo Financial Group +44-20-7332-4350 - or - James P Prout Taylor Rafferty, New York +1-212-889-4350

THIS ANNOUNCEMENT IS NOT FOR PUBLICATION OR DISTRIBUTION OR RELEASE IN THE UNITED STATES, AUSTRALIA, CANADA OR JAPAN

ESPÍRITO SANTO FINANCIAL GROUP S.A. ANNOUNCEMENT OF EXERCISE OF OVER-ALLOTMENT OPTION

Luxembourg/Portugal – August 9th, 2005 – Espírito Santo Financial Group S.A. (“ESFG”) (Euronext Lisbon and NYSE: ESF) announces that in relation to the placing of 7,894,736 new ordinary shares by Lehman Brothers and Espírito Santo Investment with certain institutional investors (the “Offer”), Lehman Brothers International (Europe), on behalf of itself and Espírito Santo Investment, has exercised in full the over-allotment option in respect of 920,764 new ordinary shares, taking the total number of new ordinary shares issued under the Offer to 8,815,500 new ordinary shares.

Notes:

Espírito Santo Financial Group S.A. is an integrated financial services group and the Luxembourg based investment vehicle for the financial interests of the Espírito Santo Group, in Portugal, Europe and the rest of the world. The group is engaged in a broad range of activities, including commercial banking, investment banking, asset management, stock broking and private banking, and a full line of insurance operations. At 31st December 2004, its total consolidated assets were Euro 50.5 billion. ESFG is a public company, with its ordinary shares listed on the Luxembourg, London, Lisbon and New York (as ADSs) stock exchanges. ESFG’s business is primarily centred in Portugal, where the majority of its investments are located. Its components are engaged in a wide variety of financial services centred on Banco Espírito Santo (“BES”) and the Tranquilidade insurance group.

This announcement does not constitute or form part of an offer to sell, or the solicitation of an offer to subscribe for, ordinary shares in ESFG to any person in the United States or in any jurisdiction to whom or in which such offer or solicitation is unlawful. The ordinary shares offered have not been and will not be registered under the US Securities Act of 1933 (as amended) (the “Securities Act”) or under the securities laws or with any securities regulatory authority of any state or other jurisdiction of the United States or of any province or territory of Australia, Canada or Japan. The ordinary shares were offered and sold only outside the United States to non-US persons in offshore transactions in reliance on Regulation S under the Securities Act. The ordinary shares may not be offered or sold in the United States or to US persons absent an exemption from the applicable registration requirements of the Securities Act.

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